KINGSWAY UPDATE ON DISPOSITION OF LINCOLN GENERAL INSURANCE COMPANY
Toronto, November 16, 2009 — Kingsway Financial Services Inc. (“Kingsway”) announced today that further to its announcement on October 19, 2009 that it had donated its indirect interest in Lincoln General Insurance Company (“Lincoln”) to charity, the Pennsylvania Department of Insurance (the “DOI”) today announced that it intends to take legal action to unwind the donations on the basis that such donations required DOI consent. The DOI did not disclose the basis upon which it seeks to take such action.
Kingsway disagrees with the DOI’s position. Kingsway maintains its view that the donations of the Lincoln shares to the charities were lawfully made and that the DOI has no legal basis for demanding the unwinding of the donations. Kingsway further believes that any assertion by the DOI that the donations did not comply with law, or any suggestion that there could be any “repercussions” for the charities which received the lawful donations, is not only incorrect but also inappropriate. While Kingsway is open to continuing discussions with the DOI with a view to reaching a mutually agreeable solution, Kingsway is prepared to defend its lawful right to dispose of the Lincoln shares as it has done and will vigorously defend its position if required to do so.
As disclosed by Kingsway in its October 19 announcement, Kingsway has met, and fully intends to meet, its regulatory and contractual obligations in respect of Lincoln. Any suggestion otherwise by the DOI in its news release is incorrect.